Exhibit 99.3

ICI COMPLETES SALE OF VINAMUL POLYMERS BUSINESS FOR US$208M

Imperial Chemical Industries PLC (“ICI”) has completed the sale of the US, Canadian and European Vinamul Polymers business of National Starch and Chemical Company to Celanese for US$208 million (£111m) in cash. ICI expects net proceeds after tax and other costs to be approximately US$157m (£84m), which will be used to reduce ICI's net debt. The transaction was first announced on November 23, 2004.

-end-

February 7, 2005